May 10, 2017
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Martin James, Senior Assistant Chief Accountant
Kaitlin Tillan, Assistant Chief Accountant

Re:	GoPro, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 16, 2017
File No. 001-36514

Ladies and Gentlemen:
This letter responds to the comments set forth in the letter to GoPro, Inc. (the “Company”, “we” or “us”), from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on May 1, 2017 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2016 (File No. 001-36514) filed with the Commission on February 16, 2017 (the “Form 10-K”). We have repeated below the Staff’s comments in bold italics, followed by the Company’s response below each comment.
Form 10-K for the Fiscal Year Ended December 31, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating expenses, page 40

1.
We note that there have been significant increases in your research and development expenses in recent periods, and that you expect this trend to continue in 2017. Please revise your MD&A to disclose any known trends or uncertainties with respect to your research and development expenses, and discuss if known the anticipated drivers therefor. For example, it appears that certain of your R&D expenditures have related to the resolution of issues related to Karma.

We respectfully advise the Staff that we considered known trends and uncertainties with respect to our operating expenses (including research and development expenses) in preparing MD&A disclosures in the Form 10-K and believe we have adequately addressed such trends and uncertainties. By way of background, the Form 10-K includes the following disclosure pertaining to known trends and uncertainties, and the anticipated drivers therefor, regarding our anticipated operating expenses as well as the focus of our research and development spending:

United States Securities and Exchange Commission
Division of Corporation Finance
May 10, 2017

Page 36, Looking ahead to 2017
“. . . As a result of our restructuring and other cost saving initiatives, we expect total operating expenses for the first quarter of 2017 will be significantly lower than the first quarter of 2016 and we expect total operating expenses for full year 2017 to be reduced by more than $100 million compared to full year 2016, on both a GAAP and non-GAAP basis. As we work toward achieving non-GAAP profitability in 2017, we expect to implement further cost saving initiatives, including additional restructuring actions, as part of our continued efforts to streamline our operations and focus our resources. We may incur material charges as a result of these initiatives.”
Pages 36-37, Factors Affecting Performance
Investing in research and development and making the smartphone central to the GoPro experience. Our performance is significantly dependent on the investments we make in research and development, including our ability to attract and retain highly skilled and experienced research and development personnel. We expect the timing of new product releases to continue to have a significant impact on our revenue and must continually develop and introduce innovative new cameras, mobile and desktop applications, and other new products and services. We plan to build upon our integrated storytelling solution in future periods, with the smartphone playing an even more central role in the GoPro experience. Our investments in this solution, including marketing and advertising expenses, may not successfully drive increased sales of our products and our users may not adopt our new offerings. If we fail to innovate and enhance our product offerings, our brand, market position and revenue will be adversely affected. Further, we have incurred substantial research and development expenses and if our efforts are not successful, we will not recover the value of these investments.”
Page 44, Liquidity and Capital Resources
“. . . . We believe the restructuring actions and other cost saving initiatives we have taken will enable us to reduce our operating expenses by more than $100 million in 2017 compared to 2016, on both a GAAP and non-GAAP basis, primarily reflecting lower cash-based personnel-related expenses.”
In addition, we refer the Staff to our Form 10-Q for the first quarter of 2017 in which we reported a year-over-year decline in research and development expenses. We advise the Staff that we intend to continue to review and consider our disclosures regarding known trends and uncertainties in future filings, and include appropriate discussion in MD&A accordingly, and respectfully submit that no revision of the MD&A in our 2016 Form 10-K is warranted at this time.
With respect to the Staff’s comment regarding resolution of issues regarding Karma, in November 2016, we withdrew the Karma drone from the market after we discovered that some Karma units lost power during operation. In preparing our MD&A disclosures in the Form 10-K, we evaluated research and development expenditures related to the resolution of issues related to Karma and concluded that these expenditures have not had, and were not expected to have, a material effect on our results of operations. Rather, the bulk of our research and development expenditures were driven by a 35% increase in average global headcount to support the development of our next generation cameras, aerial products, mounts and accessories, and software offerings, as discussed on page 37 in the MD&A section entitled “Investing in research and development and making the smartphone central to the GoPro experience” and page 40 in the MD&A section entitled “Operating expenses - Research and development”.

United States Securities and Exchange Commission
Division of Corporation Finance
May 10, 2017

Schedule II, page 82

2.
You include Schedule II on page 82 even though on page 84 you state that all schedules are omitted. Please amend the filing to include an audit report on your schedule, as required by Rule 5-04(c) of Regulation S-X. In addition, have your independent registered public accounting firm reference that report in its consent.

The Company acknowledges the Staff's comment and will file a Form 10-K/A to amend Item 8 to include Schedule II within its index and to amend Item 15 to include a cross-reference to Item 8. The 10-K/A will also include an amended audit report that covers the information in Schedule II in accordance with Item 5-04(c) of Regulation S-X, and an updated consent from our independent registered public accounting firm.

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United States Securities and Exchange Commission
Division of Corporation Finance
May 10, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 436-4171 or brianmcgee@gopro.com.

Sincerely,

/s/ Brian McGee
Brian McGee
Chief Financial Officer

cc:	Sharon Zezima, General Counsel
GoPro, Inc.

Dawn Belt
Fenwick & West LLP